UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

REQUIRED INFORMATION
Item 4.
     The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2006 (attached)

Exhibits
23.1	Consent of Deloitte & Touche LLP

AUDITED FINANCIAL STATEMENTS AND SCHEDULE
DIAMOND OFFSHORE 401(k) PLAN
Years Ended December 31, 2006 and 2005,
Supplemental Schedule for Year Ended December 31, 2006
and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
Audited Financial Statements and Schedule
Years Ended December 31, 2006 and 2005
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits for Years Ended December 31, 2006 and 2005	6
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	7
Notes to Financial Statements	8
Supplemental Schedule for the Year Ended December 31, 2006:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Consent of Deloitte & Touche LLP
 Note: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.
As discussed in Note 2, the financial statements include investments valued at $54,299,675 and $48,395,175 as of December 31, 2006 and 2005, respectively, whose fair values have been calculated by management based on adjustment factors and other information provided by the fund managers or trustee.
DELOITTE & TOUCHE LLP
Houston, Texas
June 26, 2007

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2006	2005
ASSETS:
Investments at fair value:
Mutual funds	$130,781,294	$107,081,187
Common/collective trust	54,299,675	48,395,175
Diamond Offshore Drilling, Inc. common stock fund	11,583,235	9,993,859
Loans to participants	9,694,709	8,784,529

Total investments	206,358,913	174,254,750

Receivables:
Participant contributions	430,603	848,639
Employer contributions	972,479	728,947

Total receivable	1,403,082	1,577,586

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	207,761,995	175,832,336

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	651,058	719,948

NET ASSETS AVAILABLE FOR BENEFITS	$208,413,053	$176,552,284

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended
December 31,
2006
ADDITIONS:
Contributions:
Participant contributions	$14,430,937
Employer contributions	9,106,499

Total contributions	23,537,436

Investment income:
Net appreciation in fair value of investments	11,431,917
Dividends and interest	8,633,608

Net investment income	20,065,525

DEDUCTIONS:
Benefit payments to participants	(11,701,887)
Administrative expenses and other	(40,305)

Total deductions	(11,742,192)

INCREASE IN NET ASSETS FOR BENEFITS	31,860,769

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	176,552,284

End of year	$208,413,053

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The Diamond Offshore 401(k) Plan, the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Administration – The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants – Effective July 1, 2006, employees of the Participating Employers become participants of the Plan three months from their original hire date. Previously terminated employees become eligible the later of (i) date of reemployment or (ii) lapse of three months from their adjusted service date. Prior to July 1, 2006, employees of the Participating Employers became participants of the Plan after the lapse of one year from their original hire date without regard to continuous service.
     Contributions – We make a profit sharing contribution equal to 3.75% of each eligible employee’s qualified yearly earnings, as defined by the Plan. The Participating Employers also make matching contributions equal to 25% for every percent the employee contributes on a before-tax basis up to a maximum of 6%. Matching contributions to the plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her profit sharing contribution shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement. Each participant may make voluntary before-tax contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to federally mandated limitations of $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximum for these catch-up contributions for the years ended December 31, 2006 and 2005 was $5,000 and $4,000, respectively. The catch-up contribution is not subject to employer match.
     Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Managed Income Portfolio II, which is a common/collective trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.
     Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.
     Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers. Prior to January 1, 1999, matching contributions made by the Participating Employers to participant accounts were vested 100% after five years of service.
     Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. During 2006, we used $4,045 from the forfeiture account to reduce matching contributions. No forfeitures were utilized to reduce matching contributions during 2005. For the years ended December 31, 2006 and 2005, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were not significant.
     Loans – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
The loans are secured by the balance in the participant’s account and bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years. Interest rates on participant loans ranged from 8% to 9.25% for the year ended December 31, 2006 and 6.25% to 8.0% for the year ended December 31, 2005.
     Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in Diamond Offshore’s common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash. Effective March 28, 2005, a mandatory cash out of a participant’s account valued from $1,001 to $5,000 was rolled over to an IRA established with Fidelity unless the participant directs otherwise.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). One of the investment options offered by the Plan, the Fidelity Managed Income Portfolio II, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

     Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.
     Investment Valuation and Income Recognition – The Plan’s investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net assets value. Fair value for the Stock Fund is determined by using the last recorded sales price of Diamond Offshore common stock. The common/collective trust fund has an underlying investment in investment contracts and is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Loans are valued at cost which approximates market value.
     The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Managed Income Portfolio II. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation in fair value of investment securities consists of the net change in unrealized appreciation in fair value and realized gains upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.
     Payment of Benefits – Benefit payments are recorded when paid.
     Expenses – We pay certain administrative expenses of the Plan, as provided in the plan document.
     Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Risks and Uncertainties – The Plan utilizes various investment securities, including common stock, mutual funds and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3. INVESTMENTS
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2006 and 2005:

Description of Investment	2006	2005
Fidelity Managed Income Portfolio II*	$54,299,675	$48,395,175
Dodge & Cox Stock	29,401,226	22,647,496
Fidelity Growth Company Fund*	23,233,007	21,617,355
Fidelity Dividend Growth Fund*	14,106,494	12,264,505
American Funds Euro-Pacific Growth A	12,282,849	9,313,705
Diamond Offshore Stock Fund* (385,470 and 633,229 shares)	11,583,235	9,993,859

*	Party-in-interest
     During the year ended December 31, 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2006
Mutual Funds	$9,813,426
Common Stock	1,618,491

Net appreciation of investments	$11,431,917

4. PLAN TERMINATION
     Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.
5. FEDERAL INCOME TAXES
     The Plan obtained a favorable tax determination letter from the IRS dated October 15, 2002 covering amendments through September 28, 2001. Although the Plan has been amended since that date, it is the opinion of the Plan’s administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.
6. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions.

DIAMOND OFFSHORE 401(k) PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2006

				(e) Current
(a)	(b) Identity of Issuer	Description of Investment	(d) Cost	Value
*	Fidelity Managed Income Portfolio II	common/collective trust	**	$54,950,733	***
	Dodge & Cox Stock Fund	mutual fund	**	29,401,226
*	Fidelity Growth Company Fund	mutual fund	**	23,233,007
*	Fidelity Dividend Growth Fund	mutual fund	**	14,106,494
	American Funds – Euro-Pacific Growth Fund – Class A	mutual fund	**	12,282,849
*	Fidelity Low-Priced Stock Fund	mutual fund	**	6,752,042
	PIMCO Total Return Fund	mutual fund	**	5,725,859
*	Fidelity Mid-Cap Stock Fund	mutual fund	**	5,416,954
	Lord Abbett Mid-Cap Value Fund – Class P	mutual fund	**	2,123,128
	ABF Small-Cap Value – Class PA	mutual fund	**	2,085,116
	American Funds – American Growth Fund – Class R4	mutual fund	**	1,670,308
	Templeton Growth Fund – Class A	mutual fund	**	1,597,159
	Managers Special Equity Fund	mutual fund	**	1,027,992
	PIMCO Total Return Fund – Institutional	mutual fund	**	811,378
	American Funds – Euro-Pacific Growth Fund – Class R5	mutual fund	**	493,802
	Templeton Growth Fund – Class Adv	mutual fund	**	452,195
	Spartan U.S. Equity Index Fund	mutual fund	**	5,038,639
	American Funds – American Growth Fund – Class R5	mutual fund	**	125,840
	Lord Abbett Mid-Cap Value Fund – Class Y	mutual fund	**	64,736
	Managers Special Equity Fund – Institutional	mutual fund	**	60,265
*	Fidelity Freedom Income Fund	mutual fund	**	51,764
*	Fidelity Freedom 2000 Fund	mutual fund	**	227,150
*	Fidelity Freedom 2005 Fund	mutual fund	**	42,859
*	Fidelity Freedom 2010 Fund	mutual fund	**	1,375,813
*	Fidelity Freedom 2015 Fund	mutual fund	**	2,002,653
*	Fidelity Freedom 2020 Fund	mutual fund	**	7,380,699
*	Fidelity Freedom 2025 Fund	mutual fund	**	599,790
*	Fidelity Freedom 2030 Fund	mutual fund	**	2,356,473
*	Fidelity Freedom 2035 Fund	mutual fund	**	701,623
*	Fidelity Freedom 2040 Fund	mutual fund	**	3,215,969
*	Fidelity Freedom 2045 Fund	mutual fund	**	191,252
*	Fidelity Freedom 2050 Fund	mutual fund	**	166,260
*	Diamond Offshore Drilling, Inc.	common stock, par value $0.01	**	11,583,235
*	Participant loans	Loans at interest rates 8.0% to 9.25%		9,694,709

	Total Assets Held at End of Year			$207,009,971

* Party-in-interest.

** Cost information not provided as investments are participant-directed.

*** Amount represents the contract value. The fair value of this investment as of December 31, 2006 was $54,299,675.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 29, 2007
	By:	\s\ Robert L. Charles

	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.